SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV REPORTS THIRD QUARTER 2003 RESULTS

São Paulo, November 10, 2003 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and Brazil’s leading beverage company, today announced its results for the third quarter 2003 (3Q03). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law. AmBev’s Brazilian Operations is comprised of the Brazilian Beer Segment, the Brazilian Soft Drinks and Non-Alcoholic Non-Carbonated (Nanc) Segment and the Other Products Segment. AmBev’s Consolidated Operations are comprised of AmBev’s Brazilian Operations and its International Operations, which include AmBev’s 43.3% economic stake in Quinsa and other International Operations (currently Venezuela, but beginning in the fourth quarter 2003 also Guatemala and Peru). Comparisons, unless otherwise stated, refer to the third quarter of 2002 (3Q02).

OPERATING AND FINANCIAL HIGHLIGHTS

  As anticipated on October 3, Brazilian beer sales volume declined 12.3%; net revenues of beer in Brazil grew 13.0% in light of AmBev’s revenue management initiatives

  While overall soft drink sales volume was almost stable (-0.7%), our core portfolio grew 8.0%; net revenues of soft drinks increased 13.3%

  Cash COGS for hectoliter declined sequentially; cash COGS for beer declined by 4.8% and cash COGS for CSD declined by 8.5% versus second quarter 2003

  EBITDA for the Brazilian operations grew 16.8% to R$722.3 million; AmBev’s consolidated EBITDA reached R$777.8 million, 20.7% higher than pro-forma third quarter 2002

  Further consolidating AmBev’s international expansion, the company began operating in Guatemala on September 18 and its performance to date has been very encouraging; AmBev also announced the acquisition of some assets in Peru for roughly US$32 million; and, it recently concluded the purchase of 12 million additional Class B shares of Quinsa, increasing its economic stake in the company to 48.0%

Table 1: Financial Highlights			%
R$ millions	3Q03*	3Q02*	change

AmBev – Brazilian Operations *
Net Sales	1,797.5	1,588.1	13.2%
Gross Profit	1,019.6	884.2	15.3%
EBIT	559.1	457.2	22.3%
EBITDA	722.3	618.3	16.8%

AmBev – Consolidated
Net Sales	2,020.9	1,795.9	12.6%
Gross Profit	1,124.2	964.5	16.6%
EBIT	581.6	452.7	28.5%
EBITDA	777.8	644.4	20.7%
Net Income	340.4	NA	NM
EPADR (R$/ADR)	0.90	NA	NM
EPADR (US$/ADR)	0.31	NA	NM

Values may not add due to rounding. NA Not Available. NM Not Meaningful. Average exchange rate used for 3Q03 is R$2.93=US$1.00 and R$3.13=US$1.00 for 3Q02. Total number of shares as of September 30, 2003 = 38,537,333,762. Shares in treasury on the same date amounted to 602,799,863 including shares held by CBB in treasury. Per share calculation based on number of existing shares minus shares in treasury. *The analysis of AmBev’s Brazilian operations for 3Q03 and 3Q02, as well as of AmBev’s consolidated financials for 3Q02 is based on pro-forma figures.

Comments from Marcel Telles, Co-Chairman of AmBev’s Board of Directors:

Once more AmBev’s Brazilian operations reported double-digit EBITDA growth. EBITDA grew by 16.8% yoy and EBITDA margin expanded by 125 basis points, despite a 12.3% decline in beer sales volumes in Brazil, the negative impact of our currency hedging policy on dollar-linked variable costs, inflationary pressures and higher commodity prices. Such performance is evidence again of the successful execution of AmBev’s long-term strategy. On the revenue management front, we continue to successfully shift our mix towards higher contribution margin products such as Skol in the beer segment and Guaraná and Pepsi in the soft drinks segment. We also continue to evolve in our strategy to improve distribution and execution. Sales through direct distribution accounted for 37.4% of our total sales volume in Brazil in September 2003 versus 31.0% in the year ago quarter. Moreover, we are progressing rapidly in our strategy to place sub-zero coolers. We installed nearly 32,000 additional beer coolers between July and September and we are very close to reaching our target of 188,000 coolers installed by December 2003. On the cost front, as anticipated during our second quarter conference call (August 13), we posted a decline in cash COGS per HL in the third quarter 2003 versus the previous quarter; cash COGS per hectoliter for beer declined by 4.8% and cash COGS per hectoliter for CSD declined by 8.5% versus second quarter 2003.

Concerning beer sales volumes in Brazil, we were expecting a single digit decline during the quarter. Nevertheless, besides the delay in the price realignment of our competitors, our volumes declined more than expected due to the sluggish economic environment, unusually low temperatures, and massive marketing investments from one of our competitors. However, as already evidenced in other opportunities in the past, the company already has several actions in place that should translate into market share recovery without compromising profitability. Finally, the company has also the strength of its people to achieve its targets.

Regarding our International Operations, once more we are very pleased with our performance and excited about the prospects going forward. International operations generated an EBITDA of R$55.6 million in the quarter, with Quinsa’s proportional consolidation contributing with R$58.2 million. Furthermore, over the last few months we have been consolidating our international expansion strategy. We started to sell in Guatemala and results have been very encouraging to date. We announced the acquisition of some assets in Peru, which will grant us Pepsico’s franchises for Northern Peru and Lima, as well strengthen our beer business. Finally, we also increased our economic stake in Quinsa to 48.0% given the purchase of 12 million class B shares.”

COST AND EXPENSES REAL SAVINGS COMMITMENT -- UPDATE

In the third quarter 2003 AmBev realized real cash SG&A savings of R$54.3 million. The company reported a real increase in cash cost of goods sold of R$29.7 million excluding the effect of our currency hedging policy on dollar-linked variable costs. This increase is the result of higher prices yoy for some commodities (e.g. corn and barley) and other factors, which were not fully compensated by important savings in packaging, indirect production, fixed and other costs. Including the impact of the currency hedge (R$25.7 million) the company reported a real increase in cash COGS of R$55.4 million in the quarter.

The combined effect of real savings on the cash SG&A front (R$54.3 million) and of real increases in cash COGS (negative R$55.4 million) was nil (R$1.1 million negative), including the impact of the currency hedge. As we expect several actions to mature in fourth quarter 2003, we maintain our commitment to generate real savings between R$200.0-R$250.0 million in 2003 versus 2002.

It is important to highlight that, as mentioned in the second quarter 2003, AmBev decided to adopt a conservative approach when calculating its commitment, as the company is including the impact of the currency hedge in the calculation. In other words, any appreciation of the currency raises the bar for AmBev.

DISCLOSURE POLICY -- NO CHANGES

There are NO changes in our reporting methodology. Changes had been introduced in our first quarter 2003 earnings release on May 9, 2003 (www.ambev-ir.com). In the next few paragraphs, we summarize the major changes introduced in the first quarter 2003 earnings release:

Consolidation of Quinsa: Third quarter 2003 consolidated results include line by line proportional consolidation of our 43.3% economic interest in Quinsa, including AmBev’s Southern Cone beer assets that were transferred to Quinsa as part of the transaction. To allow comparability, we constructed a pro-forma consolidated income statement for the third quarter 2002 up to EBITDA based on the same criteria.

Operating Performance by Business Segment: AmBev’s quarterly results are grouped in four segments, namely: Brazilian Beer Business; Brazilian Soft Drinks and Non-Alcoholic Non-Carbonated (Nanc) Businesses, Other Products and International Operations. The analysis of the first three segments provides information about the Brazilian operations (AmBev Brazil), whilst the analysis of International Operations provides an overview of our investment in Quinsa and other operations abroad (to date Venezuela, but starting on the fourth quarter 2003 also Guatemala and Peru). In light of the reporting methodology already introduced in first quarter 2003 the EBITDA of R$622.3 million that AmBev originally reported back in third quarter 2002 was reduced by a modest R$4.0 million (roughly 1% of reported EBITDA in the press release of third quarter 2002). This R$4.0 million EBITDA was transferred to AmBev’s International Operations segment.

CSD and Non-Alcoholic Non-Carbonated Beverages (Nanc): The Brazilian CSD business was combined with the Brazilian Nanc Business. Historical quarterly information for Nanc volumes between 1999 and 2002 is available in our Form 20-F/A filed with the SEC.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business

EBITDA in the Brazilian Beer segment reached R$640.6 million in the third quarter 2003, representing 16.2% growth yoy. On the positive side, profitability benefited from top line growth, lower consumption of raw materials per hectoliter and, AmBev’s commitment to keep a tight grip on SG&A expenses. These positive effects offset the negative impact of our currency hedging policy, inflationary pressures and the yoy increase in the cost of some commodities, notably barley and corn.

Net sales rose by 13.0% to R$1,438.4 million from R$1,273.5 million in the same period last year. Net sales per hectoliter reached R$120.2. The increase in net sales per hectoliter is a consequence of AmBev’s revenue management initiatives. For instance, as part of AmBev’s strategy to improve revenues and drive profitability, the sales mix of the company continues to improve, as already witnessed in the first half 2003. In the mainstream segment, Skol accounted for 55.7% of volumes during the quarter versus 55.1% in the year-ago quarter. Bohemia accounted for 1.8% versus 1.6% in third quarter 2002.

Beer Brazil 3Q03 Highlights

Sales Volume	-12.3%
Gross Profit	+16.6%
EBITDA	+16.2%
EBITDA/hl	+32.5%
EBITDA margin	44.5%
Market Share*	-4.0 pp

* Versus June 2003.

Notwithstanding, the increase in net sales per hectoliter yoy is also a consequence of the increase in the proportion of direct distribution of beer, which increased by hefty 713 basis points in third quarter 2003 versus the year ago quarter. Direct sales of beer accounted for 32.9% of sales this quarter versus 25.8% in the third quarter 2002, evidencing the company’s progress in improving direct distribution. The sequential increase in net revenues per HL is also explained by AmBev’s revenue management initiatives and a change in the company’s sales mix towards non-returnable bottles, which contribute to higher revenue per hl.

Market share in September was 66.1% (Skol 32.1%, Brahma 20.6% and Antarctica 13.4%) versus 70.1% in June 2003. However, as seen on other opportunities, the company already has several actions in place that should translate into market share recovery without compromising profitability. These projects, for instance, include the “Festeja” (“Beer Party”), whose results should become more apparent in November.

Cost of goods sold per hectoliter excluding depreciation (cash COGS) rose 25.5% yoy to R$40.9. The increase in cash COGS is primarily a consequence of our hedging policy, structured to eliminate currency volatility from our results. The positive impact of our currency hedging policy in third quarter 2002 resulted in a gain of R$76.4 million (R$5.6 per hectoliter), whilst the negative impact of our currency hedging policy in third quarter 2003 resulted in a loss of R$17.1 million1 (R$1.4 per hectoliter). Therefore, AmBev’s hedging policy explains R$7.0 per hectoliter (R$5.6 + R$1.4) of the increase in cash COGS, or around 84% of the increase reported in the quarter. Stripping out the effect of the currency hedge, AmBev’s cash COGS increased by R$1.3 per hectoliter in the quarter yoy. Cash COGS were negatively impacted yoy by inflationary pressures and the increase in the cost of some commodities. On the positive side, cash COGS per hectoliter benefited from better yields in raw material consumption and lower can costs.

Importantly, on a sequential basis, as anticipated in our last conference call, our cash COGS per HL declined from R$43.0 to R$40.9, or 4.8%, and the decline would have been around R$1.0 higher when adjusting for the change in the sales mix, which migrated towards non-returnable presentation (adjusting for the sales mix the sequential decline increases to 7.1%). The sequential decline in cash COGS is a consequence of lower commodity prices, higher plant efficiency, reductions in fixed costs and indirect products costs among others.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$377.6 million in the quarter, 7.2% above the R$352.4 million reported in the third quarter 2002. Higher nominal SG&A expense is the result of a combination of factors, being the major contributor the increase in direct distribution. Direct distribution expenses increased reflecting higher direct sales volumes yoy and due to higher freight expenses versus the third quarter of 2002. Selling expenses also increased as a consequence of some projects that the company undertook during this quarter. On the other hand the company achieved savings in G&A expenses evidencing its tight cost control policy. Depreciation and amortization declined yoy.

EBIT totaled R$511.6 million, 24.7% higher than the R$410.2 million reported in the third quarter 2002. EBIT margin was 35.6% above the 32.2% reported in the third quarter 2002. EBITDA grew 16.2%, to R$640.6 million with an EBITDA margin of 44.5%. Brazilian beer EBITDA accounted for 88.7% of the total EBITDA of Brazilian operations (versus 89.2% in the third quarter of 2002) and 82.4% in the third quarter 2003 on a consolidated basis.

Brazilian Soft Drinks (CSD) and Non- Alcoholic Non-Carbonated Beverages (Nanc)

Soft Drinks (CSD)

Soft drinks’ profitability continues strong as a result of AmBev’s strategy to focus on the “right fews”, while concentrating sales on higher value-added products. EBITDA in the quarter reached R$63.3 million, 20.0% higher than the year ago quarter. We achieved a 22.6% EBITDA margin in the third quarter, 127 basis points above the same period of 2002. Profitability continues to be positively affected by revenue management initiatives, including AmBev’s focus on the Guaraná and Pepsi portfolios. Moreover, the performance of the CSD business has also been helped by AmBev’s tight grip on COGS and expenses. These effects offset the impact of our currency hedging policy, inflationary pressures and the increase in some commodities yoy (notably sugar and PET resin).

In the third quarter 2003, overall sales volumes remained almost stable yoy at 4,030,215 hectoliters versus 4,058,523 hectoliters in third quarter 2002. Importantly, however, sales volumes of the Guaraná Antarctica and the Pepsi families – the so-called core portfolio – rose 8.0% in the quarter relative to the same period in 2002. Market share in the soft drinks segment fell slightly to 16.4% in September 2003, 105 basis points below the prior quarter.

Net sales per hectoliter in the quarter grew 14.1% to R$69.4 as a result of AmBev’s revenue management initiatives. Compared to second quarter 2003, net sales per hectoliter increased by 3.3%.

Cost of goods sold per hectoliter, excluding depreciation, increased by 21.4% to R$40.8, mainly driven by our currency hedging policy. The positive impact of our currency hedging policy in third quarter 2002 resulted in a gain of R$23.7 million (R$5.8 per hectoliter), whilst the negative impact of our currency hedging policy in third quarter 2003 resulted in a loss of R$8.6 million (R$2.1 per hectoliter). In summary, AmBev’s hedging policy explains around R$8.0 per hectoliter (R$5.8 + R$2.1) of the increase in cash COGS, or over 100% of the increase reported in the quarter, evidencing that cash COGS would have fallen stripping out the currency hedge. Excluding the hedge, cash COGS were negatively impacted yoy by the increase in sugar costs and PET resin; however, on the positive side, COGS decreased due to lower can costs and a positive mix change.

CSD + Nanc 3Q03 Highlights

CSD
Guaraná + Pepsi (vol)	+8.0%
Total CSD volume	-0.7%
Net Sales/hl	+14.1%
Gross Profit	+5.2%
EBITDA	+20.0%
EBITDA/hl	+20.9%
EBITDA margin	22.6%

Nanc
Total Nanc volume	-14.8%
Net Sales/hl	+20.9%
Gross Profit	+7.9%
EBITDA	+39.7%
EBITDA/hl	+64.0%
EBITDA margin	3.6%

Importantly, on a sequential basis cash COGS per hectoliter declined from R$44.6 to R$40.8, or 8.5% versus second quarter 2003. The major contributor for the decline in cash COGS was a strong reduction in the cost of PET resin, as stated in our second quarter conference call.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$75.6 million in the quarter, 11.3% higher than the R$67.9 million reported in third quarter 2002. G&A expenses remained almost stable yoy while selling expenses declined due to more efficient marketing spend and other savings. On the other hand, direct distribution expenses rose since more CSDs were sold directly. Depreciation expenses also increased.

EBIT for the segment this quarter was R$32.1 million. This compares with R$34.4 million in third quarter 2002. EBITDA was R$63.3 million compared to R$52.8 million in the third quarter of 2002.

Non-Alcoholic Non-Carbonated Soft Beverages (Nanc)

Nanc net sales reached R$27.5 million, remaining almost flat relative to the year-ago quarter (R$26.7 million). As already witnessed in the second quarter 2003, except for Gatorade, Nanc sales volumes (e.g. Lipton Ice Tea, water, etc.) declined year over year. The decline in sales volumes was offset by higher net revenues per hectoliter due to revenue management and a better brand mix.

EBITDA was R$1.0 million in the quarter versus a R$0.7 million in third quarter 2002. The improvement in the EBITDA yoy is a consequence of stronger profitability in the water and tea businesses.

Other Products Brazil

This segment is comprised of malt sales to third parties and by-products. Net sales for the third quarter of 2003 amounted to R$51.8 million, 26.4% above the same period last year. EBITDA from this segment was R$17.3 million versus R$13.5 million in the third quarter 2002. EBITDA margin achieved was 33.5%, a notch higher than the year-ago quarter (33.0%). The increase in sales and EBITDA was related to higher sales of malt to third parties.

International Operations

Note: Third quarter 2002 pro-forma financials were adjusted by the “minorista” inflation up to September 2003 and then converted into US dollars at the prevailing exchange rate. There are certain differences between Luxembourg GAAP and Brazilian GAAP. Please also note that in first quarter 2003 Quinsa changed the method of allocating fixed costs and expenses to interim periods throughout the year, adjusting its 2002 quarterly financials accordingly.

As a result of the differences between Brazilian GAAP and Luxembourg GAAP, as well as due to some temporary adjustments in the accounting policies between Quinsa and AmBev, distortions may exist when comparing Quinsa’s numbers as reported by AmBev with Quinsa’s numbers as reported by Quinsa.

Quinsa Beer

In summary, Quinsa’s operations continue to benefit from a combination of factors. In Argentina, economic conditions continued to favor business with a relatively stable exchange rate and very low inflation. Demand continued strong, with volumes increasing approximately 10% on a pro forma basis compared to last year. Quinsa’s brand mix continues to improve as Quilmes Cristal represents a larger portion of the Company’s sales, further enhancing its margins. Moreover, profitability also benefited from an average 10% price increase introduced in the beginning of September. Finally, the capture of some of the synergies of the merger combined with cost reductions, and the appreciation of the Peso over the last twelve months, contributed to Quinsa’s margin expansion in Argentina.

In Bolivia, third quarter 2003 sales volumes rose approximately 9% compared to the year ago quarter. Prices, while relatively stable this year in real terms, were lower than last year in dollar terms since devaluation was larger than inflation over the past 12 months. Further cost reductions, particularly in terms of labor, continue to improve profitability. It is important to stress that third quarter 2003 results do not reflect the recent social unrest that surfaced in October.

International Beer Highlights*
	3Q03	3Q02%
Sales volume (000 hl)
Quinsa Beer	2,930	2,745	+6.7%
Quinsa CSD	1,346	1,240	+8.6%
Venezuela	334	340	-1.7%
Net sales per hl (US$/hl)
Quinsa Beer	34.9	32.4	+7.7%
Quinsa CSD	24.4	22.7	+7.5%
Venezuela	51.4	49.4	4.1%

*Sales volume and revenues/hl correspond to the full Quinsa operation. However AmBev just consolidates its proportional stake (43.3%). Sales for Venezuela include CSD. In the 3Q02 press release AmBev reported beer volumes for Argentina of 421,000 HL. This amount included 14,000 HL of CSD. Following our new reporting of Quinsa beer and Quinsa CSD we adjusted our 3Q02 volumes for this effect.

In Chile, a good performance from Quinsa’s local brands, particularly Becker, partially mitigated the discontinuation of the Heineken brand during June 2003. Revenue management initiatives throughout the year, including some price realignment and the repositioning of certain presentations reduced the impact of lower sales volumes on revenues. Quinsa’s commitment to keep a tight grip on costs, including the centralization of some services in Argentina mitigated the impact of the decline in revenues.

Operations in Paraguay and Uruguay also continue to improve due to revenue management initiatives and, synergies stemming from the integration between Quinsa and the former operations of AmBev.

Combining the effects discussed above, Quinsa’s total beer volumes reached 2.93 million hectoliters in the third quarter 2003 representing a 6.7% volume growth yoy based on pro-forma figures for third quarter 2002). Net revenues for beer in the third quarter 2003 reached US$44.2 million, up 15.0% yoy. Quinsa’s beer gross margin increased significantly to 53.1% in third quarter 2003 from 41.8% in the year-ago quarter. Cash SG&A as a percentage of net sales declined to 29.2% in the third quarter 2003 from 33.8% in the third quarter 2002. The decline in cash SG&A expenses is a result of Quinsa’s tight grip on expenses as well as synergies related to the combination with AmBev.

Consolidated EBITDA for beer reached US$16.4 million (R$51.9 million) in the third quarter 2003 versus a pro-forma US$8.1 million (R$23.8 million) in the year-ago quarter. EBITDA margin reached 37.2% versus 21.0% in the third quarter 2002. In Brazilian currency, this segment represented 6.7% of AmBev’s consolidated EBITDA.

Quinsa Soft Drinks

Soft drinks operations also continue strong. Profitability has been helped by higher volumes and revenue management (e.g. price realignment, improved sales and presentation mix, etc) and Quinsa’s commitment to keep costs and expenses low.

Quinsa’s soft drinks volumes reached 1.35 million hectoliters in the third quarter 2003, versus pro-forma 1.24 million in the year ago quarter. Revenue management and higher sales led to a 16.7% increase in net revenues that reached US$14.2 million in the third quarter 2003 versus US$12.2 million in third quarter 2002. Higher revenues combined with lower cash COGS per hectoliter translated into a gross margin of 28.3% in the quarter versus 17.4% in the year ago quarter. Cash SG&A as a percentage of net sales declined to 22.1% in the third quarter 2003 from 27.6% in the third quarter 2002.

EBITDA for soft drinks reached US$2.1 million (R$6.3 million) in the third quarter 2003 versus a pro-forma loss of US$0.3 million (R$0.8 million) in the year-ago quarter. EBITDA margin went from a negative 2.2% to a positive 14.9%.

Other International Operations

Total sales volume (domestic and export beer volumes and Malta volumes), fell 1.7% in the third quarter 2003 relative to the same period of 2002, as our operations continue to gradually recover (note that total sales volumes had declined by 38.2% in first quarter 2003 and by 5.6% in second quarter 2003 relative to the same periods of 2002).

Although the sluggish economic environment prevailing in Venezuela negatively impacted total beer sales volumes in the local market, which are estimated to have declined by around 10% in the quarter relative to the same period of 2002, our domestic beer sales volumes declined only 5.6%, indicating that our efforts to improve market share continue to pay off as already witnessed in the previous quarter; AmBev's market share in Venezuela was at 7.1% in September 2003 versus 6.8% in September 2002, according to CAVEFACE (Cámara Venezolana de Fabricantes de Cerveza). Direct sales accounted for 85.0% of total sales in the quarter, fairly stable relative to the same period in 2002. Although on a yoy comparison AmBev’s profitability (EBITDA) continues under pressure due to lower sales volume and higher marketing expenses, sequentially EBITDA improved. During the quarter, EBITDA was negative US$0.9 million versus negative US$1.8 million in second quarter 2003 and positive US$0.9 million in the year ago quarter.

AMBEV -- CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev Brazil and International Operations results in AmBev’s consolidated financials. Income statements are provided for AmBev’s Brazilian operations as well as for AmBev’s consolidated operations. Consolidated financial statements for third quarter 2002 are pro-forma.

Table 2 -- Geographical	Definition

AmBev Brazil (1)	Beer Brazil + Soft Drinks & Nanc Brazil + Other Products
International Operations (2)	3 months of Quinsa (including. Southco)(a) + 3 months of Venezuela
AmBev Consolidated=(1)+(2)	-----

(a) SouthCo stands for AmBev’s beer and CSD operations in Argentina, Uruguay and Paraguay. These assets were run by AmBev until January 2003, being transferred to Quinsa after the conclusion of the strategic alliance.

Net Sales

Net sales for the Brazilian operations during the quarter rose 13.2% to R$1,797.5 million. Such increase is the result of AmBev’s revenue management initiatives, which include higher net revenues per hectoliter, an improvement in the mainstream beer sales mix and also higher core soft drinks sales. Revenues also benefited from an increase in direct distribution yoy.

Net revenues for international operations increased by 7.9% yoy due to higher sales stemming from Quinsa (+15.5%).

Consolidated net revenues reached R$2,020.9 million in the quarter, up 12.6% relative to the same period of 2002.

Table 3 -- Net Sales			%
R$ millions	3Q03*	3Q02*	Change

Beer Brazil	1,438.4	1,273.5	13.0%
Soft Drinks and Nanc	307.4	273.7	12.3%
Other Products	51.8	40.9	26.4%
Total Brazilian Operations	1,797.5	1,588.1	13.2%
International Operations	223.4	207.1	7.9%
TOTAL – AmBev Consolidated	2,020.9	1,795.2	12.6%

Values may not add due to rounding. *The analysis of AmBev’s Brazilian operations for 3Q03 and 3Q02, as well as of AmBev’s consolidated financials for 3Q02 is based on pro-forma figures.

Cost of Goods Sold

Cash cost of goods sold for the Brazilian Operations increased by 12.7% to R$708.8 million in the third quarter of 2003 versus R$629.0 million in the year-ago quarter (on a per hectoliter basis, total cost of goods sold excluding depreciation was R$43.7, 24.8% higher than the third quarter of 2002).

As discussed previously, the increase in cash COGS is primarily a consequence of our currency hedging policy. Concerning the beer and CSD operations, the impact of our hedging policy was R$100.2 million positive (R$5.6 per hectoliter) in third quarter 2002 (in other words, our cost reported in that period was lower by this amount); on the other hand, our currency hedging policy for the beer and the CSD operation in third quarter 2003 yielded a negative result of R$25.7 million (R$1.6 per hectoliter) in third quarter 2003 (in other words, our cost reported in this period was higher by this amount). In summary, AmBev’s hedging policy explains around R$7.2 per hectoliter of the increase in cash COGS, or roughly 83.0% of the increase reported in the quarter. Stripping out the effect of the currency hedge, AmBev’s cash COGS were negatively impacted yoy mainly by an increase in some commodity costs (malt, corn, sugar and PET resin). On the positive side, however, cash COGS benefited from lower prices of cans and efficiency improvements (e.g. higher conversion yields, lower consumption of raw material, etc). It is important to stress that given AmBev’s ongoing productivity improvements, labor costs per hectoliter, for instance, increased by only 2.8% yoy despite the strong inflation witnessed during the period.

As anticipated in our second quarter conference call, AmBev reported a decline in cash COGS per hectoliter on a sequential basis –R$43.7 in third quarter 2003 versus R$46.1 in the previous quarter, representing a 5.2% sequential decline. Adjusting for the change in the sales mix resulting from higher sales of non-returnable presentations during third quarter 2003, the sequential decline in cash COGS per hectoliter would have fallen another R$1.0, bringing the total decline 7.4%. Cash COGS improvement is the result of a combination of factors including better prices of commodities. Moreover, it is also evidence that AmBev’s efficiency continues to improve on a daily basis due to the company’s strategy to: 1) achieve further reductions of prices of raw material, packaging and utilities through negotiation, development of new national and international suppliers and tolling operations; 2) reduce costs and increase yields through several multifunctional initiatives and projects; 3) packaging engineering; 4) further increase process and packaging efficiency through growing focus on plant floor execution, enabling us to push labor costs down; and 5) further reduce fixed costs through centralization among others.

Depreciation per hectoliter increased by 2.2% in the quarter.

Total COGS for international operations declined by 6.3% yoy since Quinsa’s and Venezuela’s COGS fell.

Consolidated COGS reached R$896.7 million in the quarter, up 7.9% relative to the same period in 2002. Consolidated COGS per hectoliter rose by 17.5%.

Table 4 -- Cost Breakdown			%
R$/hl	3Q03*	3Q02*	Change

Brazilian Operations
Raw Material	13.5	8.7	55.0%
Packaging	20.5	17.5	17.6%
Labor	2.9	2.9	2.8%
Depreciation	4.3	4.2	2.2%
Other	6.7	6.0	12.4%
Total – Brazilian Operations	47.9	39.1	22.4%
Cost of Goods Sold Excluding Depreciation (Brazil)	43.7	35.0	24.8%

International Operations	54.4	61.4	-11.5%
TOTAL - AmBev Consolidated	48.7	41.4	17.5%

Values may not add due to rounding. COGS per hl for international operations is based on our proportional consolidation of Quinsa (including Southco) and three months of volumes for Venezuela. * The analysis of AmBev’s Brazilian operations for 3Q03 and 3Q02, as well as of AmBev’s consolidated financials for 3Q02 is based on pro-forma figures.

Table 5 -- Cost Breakdown			%
R$ millions	3Q03*	3Q02*	Change

Brazilian Operations
Raw Material	219.0	156.6	39.9%
Packaging	333.4	313.9	6.2%
Labor	47.8	51.5	-7.2%
Depreciation	69.1	74.9	-7.7%
Other	108.6	107.0	1.5%
Total – Brazilian Operations	777.9	703.9	10.5%
Cost of Goods Sold Excluding Depreciation (Brazil)	708.8	629.0	12.7%

International Operations	118.8	126.8	-6.3%
TOTAL -- AmBev Consolidated	896.7	830.7	7.9%

Values may not add due to rounding. COGS per hl for international operations is based on our proportional consolidation of Quinsa (including Southco) and three months of volumes for Venezuela. * The analysis of AmBev’s Brazilian operations for 3Q03 and 3Q02, as well as of AmBev’s consolidated financials for 3Q02 is based on pro-forma figures.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses (including direct distribution and depreciation) for the Brazilian operations rose 7.8% relative to the same period last year. A decline in selling expenses and general and administrative expenses was offset by higher direct distribution and depreciation expenses.

Selling expenses totaled R$131.1 million, a slight 4.2% (R$5.7 million) reduction compared to the third quarter 2002. The decrease in selling expenses is a consequence of more efficient marketing spend and lower sales volumes among other factors; note that despite the shortfall in volumes, as anticipated sequentially selling expenses increased as the company decided to implement some projects that it had postponed in first half 2003. General and administrative expenses remained essentially stable at R$89.1 million in third quarter 2003 versus R$91.3 million in the year ago quarter, evidencing once more AmBev’s commitment in keeping a tight grip on expenses.

Cash SG&A expenses (excluding direct distribution) for International Operations were almost stable yoy.

Depreciation and amortization for the Brazilian operations rose 9.2% to R$94.1 million due to the expansion of our direct distribution network and sub-zero cooler placement at strategically located and high volume points of sale.

Depreciation expenses for International Operations were 8.5% below the same period last year.

Consolidated SG&A reached R$542.6 million in the quarter, 6.0% higher yoy.

Direct Distribution Expenses

Direct distribution for Brazilian operations accounted for 37.4% of total sales volume during the quarter, compared to 31.0% during the same period last year, indicating that the company is rapidly evolving with its strategy to increase direct distribution. Direct distribution expenses in Brazil were R$146.2 million in the quarter, or 29.7% above the year-ago quarter. The increase in direct distribution costs is explained by higher sales volume and by higher freight costs. Domestic direct distribution cost per hectoliter reached R$24.1 in the quarter, 19.2% above the R$20.2 per hectoliter registered in the third quarter 2002. The increase in direct distribution costs is attributed to an increase in other costs such as diesel fuel, and it is also a consequence of higher sales to bars and restaurants.

Direct distribution cost for International Operations increased by 10.4% to R$10.7 million.

Consolidated direct distribution costs reached R$156.9 million in the quarter, up 28.2% relative to the same period in 2002 due to the factors discussed above.

Provision for Contingencies

Third quarter provisions for the Brazilian operations totaled R$81.4 million. This amount includes a R$28.0 million labor provision, R$34.9 million related to sales tax provision, R$11.7 million related to a dispute regarding whether financial income is subject to PIS/COFINS tax and other provisions. There was a R$7.7 million reversion in a provision for International operations.

Other Operating Income, Net

Net other operating income for the Brazilian operations during the third quarter totaled R$27.4 million. This amount is comprised of a gain of R$49.8 million related to tax incentives realized by AmBev’s subsidiaries (mainly CBB), R$15.0 million related to a foreign exchange gain on AmBev’s investments in international operations and a gain of R$16.6 million resulting from early payment of sales tax (ICMS) at a discount. Goodwill amortization (Antarctica, Astra, Cympay, Salus, Quinsa and others) contributed a negative R$50.3 million. All other items amounted to a loss of R$3.7 million.

Net other operating expenses for International operations in the quarter reached R$22.0 million, fully explained by Quinsa. This expense is the result of several different items including goodwill amortization (R$7.0 million) and other operating expenses.

Financial Income and Financial Expenses

AmBev’s Brazilian foreign currency exposure remains fully protected by hedging transactions, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis rather than market value, while assets must be recorded at the lower of market value or accrual basis (accrual basis is calculated using the terms of the contracts between the Company and the counterpart as the reference). Therefore, volatility in Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

During the third quarter, the U.S. dollar coupon for securities maturing in 2008 decreased from 9.4% p.a. to 8.6% p.a. and the U.S. dollar coupon for securities maturing in 2005 decreased from 5.6% p.a. to 3.7% p.a., causing a gain in the market value of these securities. On September 30, 2003, as the market value of our hedge instruments was higher than their accrual value, we had to book the assets based on accrual basis rather than at market value. Had the company been able to reflect its assets at market value it would have realized a gain of R$99.2 million.

Table 6 -- Breakdown of Net Financial Result
R$ 000	3Q03*	3Q02*

Financial income
Financial income on cash and cash equivalents	42,150	(93,626)
Foreign exchange gains (losses) on assets	13,948	855,309
Swap and forward activities (*)	72,427	390,023
Interest on taxes, contributions and deposits	31,998	7,466
Other	28	26,255
Total – Brazilian Operations	160,551	1,185,427

Financial expense
Interest expense on local currency debt	31,927	31,387
Interest expense on foreign currency debt	52,468	87,215
Foreign exchange losses (gains) on debt	112,648	1,224,287
Bank charges	1,920	1,428
Taxes on financial transactions	23,054	23,784
Swap and forward activities	(15,722)	395,722
Other	36,465	(5,638)
Total – Brazilian Operations	242,761	1,758,185

Net financial result – Brazilian Operations	(82,210)	(572,759)

Net financial result—International Operations	(26,498)	NA

Total AmBev Consolidated	(108,707)	NA

(*) 3Q03 results include a provision for an adjustment of the value of our hedge instruments from market to accrual basis of R$99.2 MM. Values may not add to rounding. * The analysis of AmBev’s Brazilian operations for 3Q03 and 3Q02 is based on pro-forma figures.

Regarding our capital structure, in September AmBev successfully concluded the issuance of a US$500 million 10 year bond (144A / Reg S) with a bullet maturity. The Bond was priced at a coupon of 8.75% per year paid semi-annually. Considering that the bond was sold at 99.67% of face value, on the day of the issuance the Bond was yielding 8.80%, which was below the equivalent sovereign. This reflects the Company’s strong credit profile, evidenced through its investment grade rating in local currency. Importantly, the Bond also carries political risk insurance.

As widely anticipated, there was a slight change in the company’s debt profile, as the syndicated loan maturing in 2004 migrated from long-term to short-term debt. On September 30, 2003 our net debt for the Brazilian operations was R$2,338.6 million. Taking into consideration our gross cash flow generation (EBITDA) over the last twelve months, net debt to EBITDA was below one.

Considering the Brazilian operations, average cost of local currency short and long-term debt was 10.5% and 7.9%, respectively, in Reais. Local currency debt remains composed principally of funding from the Brazilian development bank BNDES. Similarly, our average cost of short and long-term foreign currency debt was 6.0% and 9.6% in dollar terms, respectively. Foreign currency debt is comprised principally of the Bonds issued in 2001 and 2003 and the Syndicated Loan issued in 2001.

Table 7 -- Debt Position – Brazilian Operations	Local	Foreign	Total
R$ millions	Currency	Currency

Short-Term Debt	470.7	1,316.8	1,787.5
Long-Term Debt	704.6	3,029.8	3,734.4
Total	1,175.3	4,346.6	5,521.9

Cash and Marketable Securities (incl. Derivatives)			3,183.2
Net Debt			2,338.6

Values may not add due to rounding.

Consolidated Balance Sheet

Including our proportional stake in Quinsa and our operations in Venezuela in our balance sheet, consolidated net debt was R$2,623.2 million in the third quarter 2003. Short-term debt reached R$1,914.3 million and long-term debt reached R$4,121.5 million.

Table 8 -- Debt Position – AmBev Consolidated	Local	Foreign	Total
R$ millions	Currency	Currency

Short-Term Debt	470.7	1,443.6	1,914.3
Long-Term Debt	704.6	3,416.9	4,121.5
Total	1,175.3	4,860.5	6,035.7

Cash and Marketable Securities (incl. Derivatives)			3,412.5
Net Debt			2,623.2

Values may not add due to rounding.

Non-Operating Income/Expense

During the third quarter of 2003, consolidated non-operating expenses amounted to R$17.2 million, composed primarily of a gain in the sale of fixed assets.

Income Tax and Social Contribution

The consolidated amount provisioned for income tax and social contribution during the quarter was R$62.1 million. At the full tax rate of 34%, third quarter income tax provision would have amounted to R$134.7 million. The provision for income tax was positively affected by: 1) the provision for interest on own capital (R$40.8 million); 2) deductible taxes on subsidiaries abroad (R$25.7 million); and, 3) a tax benefit associated with financed sales taxes which were forgiven by the government related to tax incentives (R$16.9 million). Several other items amounted to a provision of R$10.9 million.

Table 9 – Income Tax	3Q03
R$ millions

Net income before income tax , social contribution and minorities	396.1
Income tax and social contribution at nominal tax rate	(134.7)
Benefit on interest on own capital	40.8
Deductible taxes on subsidiaries abroad	25.7
Tax incentives	16.9
Others	(10.9)
Total	(62.1)

Values may not add due to rounding.

Profit Sharing and Contributions

During this quarter, consolidated provision for AmBev’s Brazilian operations employee profit sharing amounted to R$22.9 million.

Minority Interest

On a consolidated basis, minority interest was R$6.4 million in the third quarter of 2003 due to losses in subsidiaries abroad.

Net Income

Net income for Brazilian operations during the quarter reached R$358.1 million, compared to R$550.7 million in third quarter 2002. Consolidated net income, which is the basis for the calculation of dividends, reached R$340.4 million in third quarter 2003. In the first nine months of 2003 consolidated net income is at R$977.8 million. Consolidated earnings per ADR (based on total numbers of shares minus shares not entitled to dividends) were US$0.31 (R$0.90) in the third quarter 2003.

RECENT DEVELOPMENTS

Acquisition of Some Assets of Embotelladora Rivera in Peru Concluded
On October 14, AmBev announced the acquisition of some of Embotelladora Rivera’s assets. The company has now fully concluded the transaction, which granted AmBev PepsiCo’s franchise agreement for Northern Peru and Lima. The company purchased from Embotelladora Rivera two plants in Peru, which combined have an estimated production capacity of 6.3 million HL per year, and sales and distribution assets (e.g. bottles, crates and freezers). This transaction was designed to maximize production, logistics and general & administrative synergies between the beer and the carbonated soft drinks (CSD) businesses. By acquiring Embotelladora Rivera’s production assets, AmBev will be able to reap the benefits of scale (e.g. sharing of sites, logistics, dilution of fixed costs, etc). Moreover, AmBev firmly believes that this transaction should allow the company to fully exploit Embotelladora Rivera’s distribution expertise in the Peruvian market, yielding very favorable and rapid results in the launch of its beer operations. Finally, the acquisition of these assets is also expected to translate into important future synergies (savings) in the development of AmBev’s original beer business plan for the Peruvian market.

The purchase price of some of Embotelladora Rivera’s assets was set at roughly US$32 million and AmBev will also use local (Peruvian) financing to partially fund the transaction. AmBev’s total investment in the Peruvian market is now estimated at roughly US$78 million. This amount includes the original investment announced back on February 19, 2003 of US$38 million which was revised to US$46 million and, the acquisition of Embotelladora Rivera’s assets for nearly US$32 million.

For more details please visit www.ambev-ir.com.

Acquisition of Additional Class B Shares of Quinsa Concluded
On October 13 AmBev concluded the purchase of the additional 12,000,000 class B shares of Quinsa that it was entitled to purchase based on the AmBev / Quinsa shareholders’ agreement. Through this acquisition, AmBev increased its economic stake in Quinsa to 48.0% from 40.5% on January 31st, 2003. The company invested US$82.7 million in this transaction, further evidencing its commitment in Quinsa.

Dividends and Interest on Own Capital
On September 2, the Board approved the payment of interest on own capital (IOC) of R$0.553 per common ADR and R$0.608 per preferred ADR. Excluding the withholding income tax, the net payment of interest on own capital was R$ 0.470 per common ADR and R$ 0.517 per preferred ADR. Additionally, the Board approved the payment of complementary dividends of R$ 1.230 per common ADR and R$ 1.353 per preferred ADR, which are exempt of income taxes. Payments were made on October 13, 2003.

The payment of complementary dividends is an integral part of AmBev’s long-term strategy of continuously enhancing shareholder value by combining an efficient use of its strong cash flow generation with a wise management of its capital structure, as evidenced by its investment grade rating in local currency. After investing in core activities that increase cash generation to debt holders as well as profits to shareholders, the Company also remains committed in returning cash through dividends and share buybacks. Moreover, the wise combination of: 1) continuous share buy-back programs; 2) dividend payments above the minimum defined in its by-laws; and, 3) proactive debt rollover, is also of paramount importance to assure the most efficient capital structure for the Company.

For more details please visit www.ambev-ir.com.

3Q03 EARNINGS CONFERENCE CALL

Date & Time:
Wednesday, November 12th, 2003
11:00 am – US Eastern Time
2:00 pm – São Paulo Time

Numbers:
US/Canada Participants: (+1 973) 935-2403
International Participants: (+1 973) 935-2403
Toll Free (Brazil): (0800) 891-5046
Toll Free (UK): (0800) 068-9199
Conference Call ID: AmBev

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For additional information, please contact the Investor Relations Department:

Tobias Stingelin (5511) 2122-1415 acts@ambev.com.br	Fernando Vichi (5511) 2122-1414 acfgv@ambev.com.br

WWW.AMBEV-IR.COM

AmBev - Segment Financial Information
AmBev Brazil (Pro Forma)
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)			Internacional Operations (2)			AmBev Consolidated (3)
	3Q03	3Q02%		3Q03	3Q02%		3Q03	3Q02%		3Q03	3Q02%		3Q03	3Q02%		3Q03	3Q02%

Volumes (000 hl)	11,968	13,646	-12.3%	4,266	4,336	-1.6%				16,234	17,982	-9.7%	4,611	4,325	6.6%	20,845	22,307	-6.6%

R$ million

Net Sales	1,438.4	1,273.5	13.0%	307.4	273.7	12.3%	51.8	40.9	26.4%	1,797.5	1,588.1	13.2%	223.4	207.1	7.9%	2,020.9	1,795.2	12.6%
COGS	(549.2)	(510.9)	7.5%	(195.0)	(167.0)	16.8%	(33.7)	(26.0)	29.6%	(777.9)	(703.9)	10.5%	(118.8)	(126.8)	-6.3%	(896.7)	(830.7)	7.9%
Gross Profit	889.2	762.6	16.6%	112.3	106.7	5.3%	18.1	14.9	20.9%	1,019.6	884.2	15.3%	104.6	80.3	30.3%	1,124.2	964.5	16.6%
SG&A	(377.6)	(352.4)	7.2%	(82.2)	(73.8)	11.3%	(0.7)	(0.8)	-7.7%	(460.5)	(427.0)	7.8%	(82.1)	(84.8)	-3.3%	(542.6)	(511.8)	6.0%
EBIT	511.6	410.2	24.7%	30.2	32.9	-8.2%	17.3	14.2	22.5%	559.1	457.2	22.3%	22.5	(4.6)	n.m.	581.6	452.7	28.5%
Depr. & Amort.	(129.0)	(141.1)	-8.6%	(34.2)	(20.6)	65.6%	0.0	0.7	-100.0%	(163.2)	(161.0)	1.3%	(33.1)	(30.7)	7.9%	(196.2)	(191.7)	2.4%
EBITDA	640.6	551.3	16.2%	64.3	53.5	20.3%	17.3	13.5	28.6%	722.3	618.3	16.8%	55.6	26.1	113.2%	777.8	644.4	20.7%
% of Total EBITDA	82.4%	85.6%		8.3%	8.3%		2.2%	2.1%		92.9%	96.0%		7.1%	4.0%

% of Net Sales

Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-38.2%	-40.1%		-63.5%	-61.0%		-65.1%	-63.5%		-43.3%	-44.3%		-53.2%	-61.2%		-44.4%	-46.3%
Gross Profit	61.8%	59.9%		36.5%	39.0%		34.9%	36.5%		56.7%	55.7%		46.8%	38.8%		55.6%	53.7%
SG&A	-26.3%	-27.7%		-26.7%	-27.0%		-1.4%	-1.9%		-25.6%	-26.9%		-36.7%	-41.0%		-26.8%	-28.5%
EBIT	35.6%	32.2%		9.8%	12.0%		33.5%	34.6%		31.1%	28.8%		10.1%	-2.2%		28.8%	25.2%
Depr. & Amort.	-9.0%	-11.1%		-11.1%	-7.5%		0.0%	1.6%		-9.1%	-10.1%		-14.8%	-14.8%		-9.7%	-10.7%
EBITDA	44.5%	43.3%		20.9%	19.5%		33.5%	33.0%		40.2%	38.9%		24.9%	12.6%		38.5%	35.9%

Per Hectoliter (R$/hl)

Net Sales	120.2	93.3	28.8%	72.0	63.1	14.1%				110.7	88.3	25.4%	102.3	100.3	1.9%	109.7	89.6	22.5%
COGS	(45.9)	(37.4)	22.6%	(45.7)	(38.5)	18.7%				(47.9)	(39.1)	22.4%	(54.4)	(61.4)	-11.5%	(48.7)	(41.4)	17.5%
Gross Profit	74.3	55.9	33.0%	26.3	24.6	7.0%				62.8	49.2	27.7%	47.9	38.9	23.1%	61.0	48.1	26.9%
SG&A	(31.6)	(25.8)	22.2%	(19.3)	(17.0)	13.1%				(28.4)	(23.7)	19.5%	(37.6)	(41.1)	-8.6%	(29.5)	(25.5)	15.4%
EBIT	42.7	30.1	42.2%	7.1	7.6	-6.7%				34.4	25.4	35.4%	10.3	(2.2)	n.m.	31.6	22.6	39.8%
Depr. & Amort.	(10.8)	(10.3)	4.3%	(8.0)	(4.8)	68.3%				(10.1)	(9.0)	12.2%	(15.1)	(14.9)	1.9%	(10.7)	(9.6)	11.4%
EBITDA	53.5	40.4	32.5%	15.1	12.3	22.2%				44.5	34.4	29.4%	25.4	12.6	101.4%	42.2	32.1	31.4%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in oreler to calculate per HL figures, proportional volumes were used in oreler to assure consistency.
(1) Figures for AmBev Brazil are pro forma for 3Q02 and 3Q03, and consist of Brazilian Beer, CSD & Nanc and Others segments.
(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela. Numbers for 3Q02 are pro forma.
(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations. Figures for 3Q02 are pro forma.

Consolidated Income Statement
	AmBev Brazil			AmBev Consolidated
Corporate Law	Pro Forma	Pro Forma			Pro Forma
R$ 000	3Q03	3Q02%		3Q03	3Q02%

Net Sales	1,797,518	1,588,111	13.2%	2,020,881	1,795,169	12.6%
Cost of Goods Sold	(777,925)	(703,872)	10.5%	(896,704)	(830,680)	7.9%
Gross Profit	1,019,593	884,238	15.3%	1,124,177	964,489	16.6%
Gross Margin (%)	56.7%	55.7%		55.6%	53.7%
Selling and Marketing Expenses	(131,103)	(136,817)	-4.2%	(179,438)	(183,830)	-2.4%
% of sales	7.3%	8.6%		8.9%	10.2%
Direct Distribution Expenses	(146,243)	(112,712)	29.7%	(156,898)	(122,361)	28.2%
% of sales	8.1%	7.1%		7.8%	6.8%
General & Administrative	(89,072)	(91,335)	-2.5%	(100,574)	(106,853)	-5.9%
% of sales	5.0%	5.8%		5.0%	6.0%
Depreciation & Amortization	(94,067)	(86,130)	9.2%	(105,646)	(98,786)	6.9%
Total SG&A	(460,484)	(426,995)	7.8%	(542,557)	(511,829)	6.0%
% of sales	25.6%	26.9%		26.8%	28.5%
EBIT	559,108	457,243	22.3%	581,620	452,660	28.5%
% of sales	31.1%	28.8%		28.8%	25.2%
Provisions, Net	(81,381)	(72,415)	12.4%	(73,681)
Other Operating (Expense)	27,400	160,891	-83.0%	5,425
Equity Income				(2,869)
Interest Expense	(242,761)	(1,758,185)	-86.2%	(261,478)
Interest Income	160,551	1,185,427	-86.5%	152,770
Net Interest Income (Expense)	(82,210)	(572,759)	-85.6%	(108,707)
Non-Operating Income (Expense)	18,476	8,913	107.3%	17,188
Income Before Taxes	441,394	(18,127)	n.m.	418,976
Provision for Income Tax/Social Contrib.	(63,370)	563,482	n.m.	(62,136)
Profit Sharing & Bonuses	(22,868)	(9,475)	141.4%	(22,868)
Minority Interest	2,961	14,804	-80.0%	6,385
Net Income	358,117	550,685	-35.0%	340,357
% of sales	19.9%	34.7%		16.8%
Depreciation and Amortization	163,171	161,040	1.3%	196,229	191,691	2.4%
EBITDA	722,279	618,283	16.8%	777,849	644,350	20.7%
% of sales	40.2%	38.9%		38.5%	35.9%

Notes: Figures for AmBev Brazil are pro forma for 3Q02 and 3Q03, and consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + International Operations, and are pro forma for 3Q02.

Consolidated Income Statement
	AmBev Brazil			AmBev Consolidated
Corporate Law	Pro Forma	Pro Forma			Pro Forma
R$ 000	3Q03	9M02%		9M03	9M02%

Net Sales	5,252,819	4,628,023	13.5%	5,873,867	5,235,810	12.2%
Cost of Goods Sold	(2,523,576)	(2,197,729)	14.8%	(2,861,955)	(2,574,512)	11.2%
Gross Profit	2,729,243	2,430,294	12.3%	3,011,911	2,661,298	13.2%
Gross Margin (%)	52.0%	52.5%		51.3%	50.8%
Selling and Marketing Expenses	(375,564)	(484,605)	-22.5%	(513,885)	(626,613)	-18.0%
% of sales	7.1%	10.5%		8.7%	12.0%
Direct Distribution Expenses	(414,825)	(340,390)	21.9%	(447,391)	(370,173)	20.9%
% of sales	7.9%	7.4%		7.6%	7.1%
General & Administrative	(260,084)	(259,283)	0.3%	(302,830)	(306,986)	-1.4%
% of sales	5.0%	5.6%		5.2%	5.9%
Depreciation & Amortization	(265,467)	(226,171)	17.4%	(302,204)	(256,499)	17.8%
Total SG&A	(1,315,940)	(1,310,449)	0.4%	(1,566,309)	(1,560,270)	0.4%
% of sales	25.1%	28.3%		26.7%	29.8%
EBIT	1,413,303	1,119,845	26.2%	1,445,602	1,101,027	31.3%
% of sales	26.9%	24.2%		24.6%	21.0%
Provisions, Net	(126,478)	(114,671)	10.3%	(126,478)
Other Operating (Expense)	(201,270)	250,998	n.m.	(202,951)
Equity Income	0	106	-100.0%	(4,395)
Interest Expense	(213,328)	(2,863,641)	-92.6%	(257,910)
Interest Income	505,767	2,160,513	-76.6%	555,308
Net Interest Income (Expense)	292,438	(703,127)	n.m.	297,397
Non-Operating Income (Expense)	1,344	(43,082)	n.m.	(11,123)
Income Before Taxes	1,379,338	510,069	170.4%	1,398,052
Provision for Income Tax/Social Contrib.	(389,404)	692,627	n.m.	(394,189)
Profit Sharing & Bonuses	(31,387)	(43,211)	-27.4%	(31,387)
Minority Interest	6,668	55,426	-88.0%	5,352
Net Income	965,214	1,214,911	-20.6%	977,828
% of sales	18.4%	26.3%		16.6%
Depreciation and Amortization	472,015	473,396	-0.3%	560,238	552,224	1.5%
EBITDA	1,885,318	1,593,241	18.3%	2,005,841	1,653,251	21.3%
% of sales	35.9%	34.4%		34.1%	31.6%

Notes: Figures for AmBev Brazil are pro forma for 9M02 and 9M03, and consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + International Operations, and are pro forma for 9M02.

CONSOLIDATED BALANCE SHEET
	AmBev Brazil		AmBev
Corporate Law	Pro Forma	Pro Forma	Consolidated
R$ 000	Sep 2003	Jun 2003	Sep 2003	Jun 2003

ASSETS

Cash	1,965,363	520,708	2,015,785	576,251
Marketable Securities	1,012,260	750,864	1,191,129	913,168
Non-realized gains with Derivatives	205,612	114,368	205,612	114,368
Accounts Receivable	363,385	289,039	408,605	321,188
Inventory	683,239	734,619	795,115	827,240
Recoverable Taxes	551,866	444,776	571,331	461,755
Accounts in Advance	9,885	10,046	10,544	11,046
Prepaid Expenses	86,085	106,064	86,581	106,985
Other	153,888	230,071	183,850	250,301

Total Current Assets	5,031,584	3,200,556	5,468,552	3,582,302
Recoverable Taxes	2,026,285	1,974,413	2,107,155	2,044,523
Receivable from Employees/Financed Shares	259,173	255,110	259,173	255,110
Deposits/Other	647,823	616,745	656,442	639,066

Total Long-Term Assets	2,933,281	2,846,269	3,022,770	2,938,699
Investments	2,231,410	2,163,011	1,827,445	1,735,203
Property, Plant & Equipment	3,042,724	2,843,679	3,819,983	3,591,253
Deferred	84,976	69,707	115,059	102,789

Total Permanent Assets	5,359,109	5,076,397	5,762,487	5,429,244

TOTAL ASSETS	13,323,975	11,123,222	14,253,809	11,950,246

LIABILITIES

Short-Term Debt	1,787,486	492,482	1,914,271	941,106
Accounts Payable	348,519	332,265	478,758	424,943
Sales & Other Taxes Payable	289,896	420,696	305,061	429,295
Dividend Payable	844,849	230,122	844,849	233,865
Salaries & Profit Sharing Payable	140,707	101,040	145,816	105,035
Income Tax, Social Contribution, & Other	481,843	396,272	521,862	429,369
Other	170,207	103,576	196,526	122,283

Total Current Liabilities	4,063,506	2,076,453	4,407,142	2,685,897
Long-Term Debt	3,734,399	3,246,468	4,121,468	3,289,262
Income Tax & Social Contribution	22,452	22,452	25,369	25,071
Deferred Sales Tax (ICMS)	229,664	277,447	229,664	277,447
Provision for Contingencies	1,116,187	1,036,078	1,205,803	1,127,278
Pension Funds Provision	49,254	50,988	49,254	50,988
Other	5,531	7,007	25,181	21,638

Total Long-Term Liabilities	5,157,487	4,640,441	5,656,739	4,791,684
TOTAL LIABILITIES	9,220,993	6,716,894	10,063,881	7,477,581
MINORITY INTEREST	81,220	69,272	142,884	101,207
Paid in Capital	3,118,172	3,118,277	3,124,059	3,124,059
Reserves and Treasury shares	726,615	779,633	783,202	833,125
Retained Earnings	176,974	439,146	139,784	414,274

SHAREHOLDERS' EQUITY	4,021,761	4,337,056	4,047,044	4,371,458

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	13,323,975	11,123,222	14,253,809	11,950,245

Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.
Note that in regards to our second quarter 2003 press release there was some reclassification between cash, marketable securities and non-realized gains with derivatives. The cash account was reduced by R$722.7 million, while marketable securities were increased by R$608.3 million and the balance (R$114.4 million) was classified as non-realized gains with derivatives.

CONSOLIDATED STATEMENT OF CASH FLOWS
AMBEV
Consolidated
R$ 000	3Q03

Cash Flows from Operating Activities
Net income	340,358
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	197,067
Contingencies and liabilites associated with
tax disputes, including interest	74,671
Financial charges on contingencies	23,380
(Gain) loss on disposal of PP&E, net	(11,303)
Financial charges on stock option plan	(7,851)
Discount in debt settlement	(16,572)
Financial charges on taxes and contributions	(21,706)
Equity income	2,869
Financial charges on long-term debt	207,858
Deferred income tax (benefit) expense	(57,960)
Foreign exchange holding effect on assets abroad	(13,861)
Forex variations and unrealized gains on marketable securities	(120,743)
Gains on participation on related companies	(1,271)
Amortization of goodwill
59,360
Minority interest
(6,386)
(Increase) decrease in assets
Trade accounts receivable	(79,992)
Sales taxes recoverable	(76,355)
Inventories	42,943
Prepaid expenses	30,136
Receivables and other	42,105
(Decrease) increase in liabilites
Suppliers	54,725
Payroll, profit sharing and related charges	40,618
Income tax, social contribution, and other taxes	70,540
payable
Cash used for contingencies and legal proceedings	(23,133)
Other	7,236

Net Cash Provided by Operating Activities	756,733
Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	6,714
Marketable securities withdrawn	(215,856)
Collateral securities and deposits	(3,736)
Investments in afffiliated companies	(120,088)
Property, plant and equipment	(196,693)
Payment for deferred asset	(3,906)

Net Cash Provided (Used) in Investing Activities	(533,565)
Cash Flows from Financing Activites
Dividends, interest distribution and capital decrease	(2,153)
paid
Repurchase of shares in treasury	(49,924)
Increase in debt
1,747,645
Payment of debt
(493,284)
Increase in paid-in capital/Variation in minority interest	4,594

Net Cash Provided (Used) in Financing Activities	1,206,878
Foreign Exchange Variations on Cash	9,488
Subtotal	1,439,534

Cash and cash equivalents, beginning of period	576,251
Cash and cash equivalents, end of period	2,015,785
Net increase in cash and cash equivalents	1,439,534

Note: Rgures for AmBev Consolidated consist of AmBev Brazil + International Operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.